PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Panthera Exploration Inc. for the six months ended June 30, 2009 have been prepared by management and are the responsibility of the Company’s management.  These statements have not been reviewed by the Company’s external auditors.

August 28, 2009

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

(Unaudited - Expressed in Canadian Dollars)

	June 30, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	29,846	24,502
Marketable securities (Note 4)	6,200	5,000
Other receivables and prepaids	16,230	26,516
	52,276	56,018
MINERAL PROPERTY INTERESTS (Note 5)	189,000	1,468,502
	241,276	1,524,520
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	497,291	555,194
Share subscriptions received (Note 11)	140,415	-
	637,707	555,194
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 6)	12,298,254	12,298,254
WARRANTS (Note 6)	143,922	554,690
CONTRIBUTED SURPLUS (Note 7)	1,730,689	1,319,921
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,200	-
DEFICIT	(14,570,496)	(13,203,539)
	(396,431)	969,326
	241,276	1,524,520

SUBSEQUENT EVENTS (Note 11)

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $ Restated – Note 3	2009 $	2008 $ Restated – Note 3
EXPENSES
Accounting and audit	6,183	10,000	19,183	28,800
Corporate development and investor relations	13,971	72,799	18,051	245,673
General exploration	(56,866)	665,138	(50,319)	1,723,718
Legal and professional fees	21,445	22,866	22,647	40,122
Management fees	36,875	24,875	70,750	49,750
Office and sundry	1,157	29,026	2,448	66,050
Rent	-	13,464	-	32,118
Salaries	-	72,629	-	158,748
Stock-based compensation (Note 6)	-	470	-	470
Transfer agent and regulatory fees	8,717	10,637	16,155	18,326
Travel	24	12,455	24	34,466
	(31,506)	934,359	98,939	2,398,241
LOSS BEFORE OTHER ITEMS	(31,506)	(934,359)	(98,939)	(2,398,241)
OTHER INCOME (EXPENSE)
Foreign exchange	17,022	(14,821)	11,484	(5,160)
Interest income	-	708	-	14,447
Write-off of mineral properties (Note 5)	-	-	(1,279,502)	(237,816)
	17,022	(15,529)	(1,268,018)	(228,529)
LOSS FOR THE PERIOD	(14,484)	(949,888)	(1,366,957)	(2,626,770)
DEFICIT - BEGINNING OF PERIOD	(14,556,012)	(11,408,072)	(13,203,539)	(9,731,190)
DEFICIT - END OF PERIOD	(14,570,496)	(12,357,960)	(14,570,496)	(12,357,960)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.01)	(0.03)	(0.33)	(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	4,184,604	37,424,827	4,184,604	35,973,495

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
NET LOSS	(14,484)	(949,888)	(1,366,957)	(2,626,770)

OTHER COMPREHENSIVE INCOME
Unrealized gain (loss) on available-for-sale marketable securities	3,150	6,000	1,200	(24,000)

TOTAL COMPREHENSIVE LOSS	(11,334)	(943,888)	1,365,757	(2,650,770)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $ Restated – Note 3	2009 $	2008 $ Restated – Note 3
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(14,484)	(949,888)	(1,366,957)	(2,626,770)
Items not affecting cash
Write-off of mineral property interests	-	-	1,279,502	237,816
Stock-based compensation	-	470	-	470
	(14,484)	(949,418)	(87,455)	(2,388,484)
Change in non-cash working capital balances	(108,902)	63,666	(47,617)	387,142
	(123,386)	(885,752)	(135,072)	(2,001,342)
INVESTING ACTIVITIES
Expenditures on mineral property interests	-	(112,887)	-	(112,887)
Decrease in short-term investments	-	300,000	-	1,300,000
	-	187,113	-	1,187,113
FINANCING ACTIVITIES
Issuance of common shares and warrants	-	1,027,600	-	1,027,600
Share subscriptions received	140,416	-	140,416	-
Share and warrant issue costs	-	(69,015)	-	(69,015)
	140,416	958,585	140,416	958,585
INCREASE IN CASH	17,030	259,946	5,344	144,356
CASH - BEGINNING OF PERIOD	12,816	50,428	24,502	166,018
CASH - END OF PERIOD	29,846	310,374	29,846	310,374

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 (Unaudited - Expressed in Canadian Dollars)

	Six Months Ended June 30,
	2009 $	2008 $ Restated – Note 3
SHARE CAPITAL
Balance at beginning and end of period	12,298,254	11,487,909
Private placement	-	1,027,600
Warrant valuation	-	(141,968)
Share issue costs	-	(70,969)
Balance at end of period	12,298,254	12,302,572

WARRANTS
Balance at beginning and end of period	554,690	908,793
Warrant valuation from private placement warrants	-	141,968
Warrant valuation from agent’s warrants	-	10,658
Contributed surplus reallocated on expiry of warrants	(410,768)	-
Warrant issue costs	-	(8,704)
Balance at end of period	143,922	1,052,715

CONTRIBUTED SUPRLUS
Balance at beginning and end of period	1,319,921	821,426
Stock options granted	-	470
Expiry of warrants	410,768	-
Balance at end of period	1,730,689	821,896

DEFICIT
Balance at beginning of period	(13,203,539)	(9,731,190)
Loss for the period	(1,366,957)	(2,626,770)
Balance at end of period	(14,570,496)	(12,357,960)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	-	21,000
Transition adjustment – marketable securities	-	7,000
Net unrealized gain (loss) on available-for-sale marketable securities	1,200	(31,000)
Balance at end of period	1,200	(3,000)

TOTAL SHAREHOLDERS’ EQUITY	(396,431)	1,816,223

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE PERIOD ENDED JUNE 30, 2009

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	Total $
Balance, beginning and end of period	1,389,309	54,711	14,616	6,212	3,654	1,468,502

Write-off mineral properties	(1,210,501)	(47,670)	(12,735)	(5,412)	(3,184)	(1,279,502)
Balance, end of period	178,808	7,041	1,881	800	470	189,000

EXPLORATION EXPENDITURES

	Argentina	Peru
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	General Exploration (*) $	Total $
Cumulative costs expensed - Beginning of period	1,583,813	1,386,723	137,336	36,945	-	3,390,266	6,535,083
Exploration expenditures during the period:
Foreign value added tax	-	-	-	-	-	827	827
General exploration	-	6,332	-	-	-	133	6,465
Reversal of expenditure accrual	-	-	-	-	-	(57,611)	(57,611)
	-	6,332	-	-	-	(56,651)	(50,319)
Cumulative costs expensed - End of period	1,583,813	1,393,055	137,336	36,945	-	3,333,615	6,484,764

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the “Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

As of August 28, 2009, the Company had negative working capital of approximately $198,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The June 30, 2009 unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the property reaches development stage. All direct costs related to the acquisition of mineral property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

The Company has accounted for this change in accounting policy on a retrospective basis. The impact of this change on the previously reported June 30, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at June 30, 2008	4,847,689	4,734,802	112,887
FIT Liability as at June 30, 2008	38,746	(38,746)	-
Exploration expense for the period ended June 30, 2008	510,318	1,213,400	1,723,718
Loss for the period ended June 30, 2008	(2,144,096)	(482,674)	(2,626,770)
Loss per share for the period ended June 30, 2008	(0.06)	(0.01)	(0.07)
Deficit at June 30, 2008	(9,132,767)	(3,225,193)	(12,357,960)
Cash flows from operating activities for the period ended June 30, 2008	(1,004,750)	(996,592)	(2,001,342)
Cash flows from investing activities for the period ended June 30, 2008	190,521	996,592	1,187,113
Supplemental cash flow information:
Accounts payable for the three months ended June 30, 2008	289,365	(289,365)	-
Accounts payable for the six months ended June 30, 2008	216,807	(216,807)	-

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

4.

MARKETABLE SECURITIES

At June 30, 2009, the Company held 10,000 (June 30, 2008 – 10,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $6,200 (June 30, 2008 - $30,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.  An unrealized gain of $1,200 was recorded for the period ended June 30, 2009. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)). In 2008, management determined that the decrease in fair value of Astral was other than temporary.  As a result a loss of $28,000 was recorded in Other income (expenses).

5.

MINERAL PROPERTY INTERESTS

The schedule below summarizes the carrying costs of acquisition costs and all exploration expenditures incurred to date for each mineral property interest that the Company is continuing to explore as at June 30, 2009 and December 31, 2008:

	June 30, 2009			December 31, 2008
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	178,808	1,583,813	1,762,621	1,389,309	1,583,813	2,973,122
Peru
Cocha	7,041	1,393,055	1,400,096	54,711	1,386,723	1,441,434
Laguna	-	-	-	-	733,862	733,862
Mitu	1,881	137,336	139,217	14,616	137,336	151,952
Acero	800	36,945	37,745	9,866	36,945	46,811
Fuyani	470	-	470
Other	-	-	-	-	368,343	368,343
USA
Walker Lane, Nevada	-	-	-	-	-	-
	189,000	3,151,149	4,385,703	1,468,502	4,247,022	5,715,524

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $1,210,501 to $178,808.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

5.

MINERAL PROPERTY INTERESTS (continued)

On June 3, 2009 the Company announced that it had entered into an agreement to sell this property to Golden Arrow. See Subsequent Events for details.

(b)

Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company holds a 100% interest in the property.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $47,670 to $7,041.

On June 3, 2009 the Company announced that it had entered into an agreement to sell this property to Golden Arrow. See Subsequent Events for details.

(c)         Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company holds a 100% interest.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,735 to $1,881.

On June 3, 2009 the Company announced that it had entered into an agreement to sell this property to Golden Arrow. See Subsequent Events for details.

(d)         Other Properties

Included in other properties are the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  The Acero Property and Fuyani Property are 1,700 hectares and 1,000 hectares, respectively, and the Company holds a 100% interest.

During the three months ended March 31, 2009, management determined that the properties should be written down to their net realizable value. Accordingly, the Company has written down the Acero acquisition costs by $5,412 to $800 and written down the Fuyani acquisition costs by $3,184 to $470.

On June 3, 2009 the Company announced that it had entered into an agreement to sell these properties to Golden Arrow. See Subsequent Events for details.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

5.

MINERAL PROPERTY INTERESTS (continued)

(e)

Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During 2008 the option agreement was terminated by Astral.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills property and still maintains title to the Roy property.

6.

SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	June 30, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning of period	4,184,604	12,298,254	34,506,036	11,487,909
Private Placements	-	-	7,340,000	1,027,600
Warrants valuation	-	-	-	(141,968)
Less share issue costs	-	-	-	(75,287)
Share consolidation on a 10 to 1 basis	-	-	(37,661,432)	-
Balance, end of period	4,184,604	12,298,254	4,184,604	12,298,254

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  Stock options granted vest immediately and are subject to a four-month hold period and exercisable for a period of five years.  There are no stock options outstanding as at June 30, 2009.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(b)

Warrants

A summary of the number of common shares reserved pursuant to the Company’s outstanding warrants and agents warrants outstanding at June 30, 2009 and the changes for the period is as follows:

	Number	$
Balance, December 31, 2008	1,080,712	554,690
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	(685,952)	(452,826)
Warrant issue costs	-	42,058
Balance, June 30, 2009	394,760	143,922

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at June 30, 2009 are as follows:

Number	Exercise Price $	Expiry Date
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
394,760

7.

CONTRIBUTED SURPLUS

A continuity summary of contributed surplus is presented below:

	June 30, 2009	December 31, 2008
	$	$
Balance, beginning of period	1,319,921	821,426
Stock options granted	-	470
Expiry of warrant equity	410,768	498,025
Balance, end of period	1,730,689	1,319,921

8.

RELATED PARTY TRANSACTIONS

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee was based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS (continued)

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the six months ended June 30, 2009. During the six months ended June 30, 2008, the Company incurred fees of $229,243 to the Grosso Group: $277,418 was paid in monthly payments and $48,175 was included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in the 2008 other receivables, prepaids and deposits was a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the six months ended June 30, 2009, the Company paid $43,750 (2008 - $43,750) to the President.  As at June 30, 2009 accounts payable includes $Nil payable to the company controlled by this director. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

During the six months ended June 30, 2009 the Company paid consulting fees in the amount of $30,000 (2008 - $Nil) to a company controlled by a director of the Company.

On June 17, 2009, the Company received a loan of $150,000 from Golden Arrow Resources Corporation which will be considered as a partial payment when the Mogote and Peruvian properties are transferred. It is included in accounts payable and accrued liabilities as at June 30, 2009.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the six months ended June 30, 2009.

The Company’s total assets are segmented geographically as follows:

	June 30, 2009
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	37,017	(46)	15,305	52,276
Mineral property interests	-	178,808	10,192	189,000
	37,017	178,762	25,497	241,276

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2009

 (Unaudited - Expressed in Canadian Dollars)

9.

SEGMENTED INFORMATION (continued)

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral property interests	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520

10.

SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2009 $	2008 $	2009 $	2008 $
		Restated – Note 3		Restated – Note 3

Change in non-cash working capital

Other receivables and prepaids	(1,956)	99,631	10,286	101,121
Accrued interest	-	15,192	-	1,827
Accounts payable	(106,946)	(51,157)	(57,903)	284,194
	(108,903)	63,666	(47,617)	387,142

 11.

SUBSEQUENT EVENTS

On July 9, 2009, the Company completed a non-brokered private placement financing of 4,612,000 units at a price of $0.0825 per unit for net proceeds of $366,234, net of related share issue costs of $14,256. Each unit consisted of one common share and one common share purchase warrant. Each warrant will entitle the holder to purchase one common share, exercisable at a price of $0.11 expiring July 9, 2011.  Subscription of shares of $140,416 is included in liabilities as at June 30, 2009.

On July 9, 2009, the Company also granted incentive stock options to its officers, directors, employees and consultants to purchase up to an aggregate of 875,000 common shares in the capital stock of the Company, exercisable for a period of five years, at a price of $0.11 per share. These options are subject to a four-month hold period.

On June 3, 2009 the Company announced that it had entered into an agreement to sell its four Peruvian property concessions to Golden Arrow Resources Corporation and the remaining 51% interest in the Mogote property still held by the Company for $150,000 USD.  This transaction received shareholder approval on July 22, 2009 and regulatory approval July 29, 2009.